Exhibit 99.1 Press Release of Paychex, Inc. Dated March 17, 2003

FOR IMMEDIATE RELEASE

John M. Morphy, Chief Financial Officer or Jan Shuler 585-383-3406

For media inquiries, Laura Saxby Lynch 585-383-3074

Paychex, Inc. news releases, current financial information, related SEC filings, and investor relations presentation are accessible at **www.paychex.com.**

PAYCHEX, INC. TO ACQUIRE INTERPAY, INC.
Leading U.S. payroll provider also announces client referral relationship with FleetBoston

ROCHESTER, NY, March 17, 2003 — Paychex, Inc. (NASDAQ:PAYX) today announced it entered into an agreement to acquire InterPay, Inc., a wholly owned subsidiary of FleetBoston Financial Corporation (Fleet). The purchase price is $155 million in cash. "We believe the acquisition of InterPay is good news for Paychex and its shareholders. The addition of a strong payroll service provider with more than 33,000 clients brings many opportunities for Paychex. Further adding to the prospects of this acquisition is the development of a new client referral relationship with Fleet," said B. Thomas Golisano, chairman, president and CEO of Paychex, Inc.

Fleet has also agreed to enter into a referral relationship with Paychex through which Fleet will be able to continue to offer payroll processing and related services to its small and mid-sized business clients on a co-branded basis with Paychex.

"Fleet is committed to offering world-class payroll services to its small and mid-sized commercial clients, as part of a superior suite of financial products and services," said Norman J. DeLuca, managing director, Fleet Business Financial Services. "To that end, we're very pleased to be teaming up with a leading US payroll provider to this market. We know our clients will benefit from Paychex's commitment to their payroll needs."

InterPay, founded in 1971, is a national payroll and human resource administrative services provider primarily focused on small- to medium-sized businesses located in 49 states. InterPay's offices encompass the Northeast and Mid-Atlantic regions of the U.S., as well as northern Illinois and Florida. InterPay provides a full range of payroll services, including payroll processing, payroll tax filing and employee pay services. Its HR administrative services include workers' compensation solutions, section 125 plans, and employee benefit booklets.

A closing date is expected in early April 2003. Paychex expects InterPay to contribute just over $50 million in revenue during the first 12 months after the acquisition. In the fourth quarter ended May 31, 2003, Paychex anticipates the acquisition will be slightly dilutive as the expenses of assimilating the acquisition and amortization of intangibles will not be fully offset by anticipated gains realized in the corporate investment portfolio that will be liquidated in order to fund the acquisition. Paychex expects future earnings will be accretive as a result of this acquisition.

About Paychex

Paychex, Inc. is a leading national provider of payroll, human resource, and benefits outsourcing solutions for small- to medium-sized businesses. The company offers comprehensive payroll services, including payroll processing, payroll tax administration, and employee pay services, including direct deposit, check signing, and Readychex®. Human resource and benefit outsourcing services include 401(k) plan recordkeeping, workers' compensation administration, section 125 plans, a professional employer organization, and other administrative services for business. Paychex was founded in 1971. With headquarters in Rochester, New York, the company has more than 100 offices and serves more than 440,000 payroll clients nationwide.

###